Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Terms and Conditions Governing Employee Stock Options 2021/2026 in Spotify Technology S.A., the Terms and Conditions Governing Employee Restricted Stock Units 2021/2026 in Spotify Technology S.A., the Terms and Conditions Governing Consultant Stock Options 2021/2026 in Spotify Technology S.A. and the Terms and Conditions Governing Consultant Restricted Stock Units 2021/2026 in Spotify Technology S.A. of our reports dated February 5, 2021, with respect to the consolidated financial statements of Spotify Technology S.A. and the effectiveness of internal control over financial reporting of Spotify Technology S.A. included in its Annual Report (Form 20-F) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AB

Stockholm, Sweden

February 5, 2021